FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 000-22161

Zindart Limited
(Translation of registrant's name into English)

1203 East Wing, New World Office Building,
24 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong, S.A.R., China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X.. No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

EXHIBITS

99.1 Press Release dated January 7, 2005 *

99.2 Press Release dated January 10, 2005 *

99.3 Press Release dated January 18, 2005 *

Signatures *

99.1 Press Release dated January 7, 2005

Zindart Names Two Executives with Financial and Operating
Experience to Board of Directors

HONG KONG--Jan. 7, 2005--Zindart Limited (NASDAQ:ZNDT) has announced the election of two new directors: Dan Widdicombe, former Chief Financial Officer, chinadotcom Corporation, Hong Kong; and John Clough, a Special Advisor to General Atlantic Partners, Hong Kong.

Widdicombe and Clough were elected at an extraordinary general meeting (EGM) of shareholders Thursday, Dec. 30. The two new directors will serve for the ensuing year until the conclusion of the 2005 annual general meeting (AGM).

A motion to authorize the Board of Directors to issue all or part of the authorized but unissued shares of the Company was not passed.

Widdicombe is a senior financial executive with considerable operating experience with public companies. He has implemented group-wide Sarbanes-Oxley compliance initiatives and managed strategic planning and investment responsibilities. Widdicombe has also led merger and acquisition negotiations and integration efforts for large companies.

Before assuming the CFO position with chinadotcom, Widdicombe was CFO of I-Quest Corporation, Singapore, and a Managing Director with Bear Stearns Asia Limited.

Clough currently serves on the Board of Directors of chinadotcom. Since 1999, Clough also has served as a special advisor to General Atlantic Partners, one of the world's leading direct investment firms. Before that he co-founded and served as Managing Director of CSSL, a consulting firm specializing in banking, finance, manufacturing and distribution systems. Clough sold his interest in CSSL in 1999.

Messrs. Widdicombe and Clough join Leo Paul Koulos and Gary Shemano on the company's Board of Directors.

About Zindart

Zindart Limited is a large manufacturing company, supplying a wide range of plastic, die-cast products under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics, Corgi USA and Zindart Manufacturing. Corgi markets high quality and popular-priced die-cast replica items and toys sold through retail channels in the United Kingdom and in the United States. Zindart Manufacturing provides product design and high quality, high-volume turnkey manufacturing for multi-national consumer product companies.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.2 Press Release dated January 10, 2005

Zindart Hires Hasbro Canada Executive David Davenport as
GM, Americas for Corgi-USA

HONG KONG--Jan. 10, 2005--Zindart Limited (Nasdaq:ZNDT) has hired toy industry veteran David Davenport as General Manager, the Americas, for Corgi-USA. Davenport brings to the company more than 15 years senior executive experience with large toy and die cast collectible companies, supported by 10 years professional marketing experience.

Davenport will re-locate to Corgi headquarters in Chicago and report to George Volanakis, President and Chief Executive Officer, Corgi Classics, an England-based, wholly-owned subsidiary of Zindart.

Before accepting the position with Zindart, Davenport was President, Hasbro Canada Corporation, Mississauga, Ontario, responsible for all aspects of the business. Under his leadership, from 2002-2004, the company's Canadian operation had triple digit growth in both sales and profit.

Previously, Davenport was Senior Vice President, Marketing, The Ertl Company, Dyersville, Iowa, a $250 million, 2,000 employee, consumer products firm that retails promotional toys, collectibles, model kits and hobby products.

Davenport also was President of Tonka Canada as well as President of Golden Books Canada and Hardie Interactive, Dubuque, Iowa.

About Zindart

Zindart Limited is a large manufacturing company, supplying a wide range of plastic, die-cast products under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics, Corgi USA and Zindart Manufacturing. Corgi markets high quality and popular-priced die-cast replica items and toys sold through retail channels in the United Kingdom and in the United States. Zindart Manufacturing provides product design and high quality, high-volume turnkey manufacturing for multi-national consumer product companies.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.3 Press Release dated January 18, 2005

Zindart Limited Board Names Peter Gardiner Chairman and CEO

HONG KONG--Jan. 18, 2005--The Board of Directors of Zindart Limited (NASDAQ:ZNDT) has announced the appointment of Peter A. J. Gardiner as Chairman and Chief Executive Officer (CEO).

Gardiner, Chairman of Zindart from November 2000 to September 2004, was named Interim CEO, Zindart, in October 2004 following the company's Annual General Meeting.

Dan Widdicombe, Director, has been named chairman of the Audit Committee. Widdicombe, named a Zindart Director in December 2004, is a senior financial executive with considerable operating experience with public companies. He has implemented group-wide Sarbanes-Oxley compliance initiatives and managed strategic planning and investment responsibilities.

About Zindart

Zindart Limited is a large China-based, high volume manufacturing company. The company supplies a wide range of plastic, die-cast products under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics, Corgi USA and Zindart Manufacturing. Corgi markets high quality and popular-priced die-cast replica items and toys sold through retail channels in the United Kingdom and in the United States. Zindart Manufacturing provides product design and high quality, high-volume turnkey manufacturing for multi-national consumer product companies.

Founded in 1978, Zindart Limited is based in Hong Kong with offices in San Francisco, Chicago and the United Kingdom. For more information, visit the company's website at www.zindart.com.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zindart Limited
Date: February 21, 2005	By:	/s/ Ken Fowler
Ken Fowler
Chief Financial Officer
(Principal Financial Officer)